

Doug Hoang · 2nd in

CEO & Founder at Enflux

San Francisco Bay Area · 500+ connections · **Contact info**

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Enflux

Y Combinator

About

I am a startup founder that is backed by Y Combinator. We created the Peloton for back pain.

Strength: Persistence
Weakness: Sometimes I don't know when to quit because I'm too persistent

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Experience

CEO & Founder
Enflux
Jul 2012 – Present · 7 yrs 4 mos
San Francisco Bay Area

Enflux is motion capture clothing for injury prevention and rehabilitation. It is clothing with sensors integrated into garments for constant monitoring and evaluation of human movement to warn against injury in sports and the workplace. We are backed by Y Combinator.

We are releasing a new product line: vibrating posture monitoring sensors measuring range of motion, reps, etc for the wrist, back, and knee. We overlay data on video exercises that users love. It's Peloton for pain therapy.
... See more



Chief Engineer
Power Solutions International
Jul 2010 – Dec 2014 · 4 yrs 6 mos
Wood Dale, IL

I have designed and developed two complete engines (in excess of 400 individual parts) to market in a time span of less than 4 years.

As Chief Engineer, I have developed and honed many skills, including, but not limit... See more



Missouri S&T Formula SAE Racing Team
5 yrs 2 mos



Engine Development Leader
Jun 2009 – Jul 2010 · 1 yr 2 mos
Rolla Missouri

My contributing work an the lead engine development engineer propelled Missouri S&T FSAE into 8th out of 400 teams in the world.

-Lead engine designer... See more



Engine Development Member
Jun 2005 – Jun 2009 · 4 yrs 1 mo
Rolla Missouri

Contributing engine development member.



Engine Development Engineering
Power Solutions International
Jun 2008 – Jan 2009 · 8 mos
Wood Dale, IL

Designed a new product, the turbocharged 5.7L engine for use in an industrial power
generation application.

Within 8 months, I developed, tested, and validated a new product, ready for mass ... See more

Safety and Manufacturing Engineer
Harley-Davidson Motor Company
Jun 2007 – Jan 2008 · 8 mos
Kansas City, Missouri Area

Manufacturing Engineering Internship:
-Responsible for designing fixtures for the Revolution Power-train
-Directed safety team to promote awareness and prevention of injury
-Directed and facilitated all meetings within the Revolution Power-train department... See more

Education

Y Combinator
2015 – 2016

The best business accelerator in the world filled with some of the best entrepreneurs in the
world.

University of Missouri-Rolla
Bachelor of Science (B.S.), Mechanical Engineering
Activities and Societies: FSAE

Skills & Endorsements

Manufacturing · 38

Endorsed by **Gregory Robb and 3 others who are**   Endorsed by **5 of Doug's colleagues at Power**
highly skilled at this   **Solutions International**

Engineering · 37

Endorsed by **Denise Beskos, who is highly**   Endorsed by **4 of Doug's colleagues at Power**
skilled at this   **Solutions International**

Product Development · 36

Endorsed by **Joseph Lanute and 1 other who is**   Endorsed by **6 of Doug's colleagues at Power** highly skilled at this | Solutions International

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